Exhibit 99.114

Consent

The undersigned hereby consents to the use of my name and the scientific and technological information related to the Corporation’s news releases that are of a scientific and technical nature pertaining to the Guayabales Gold-Silver-Copper Project, which is included in this registration statement on Form 40-F being filed by Collective Mining Ltd. with the United States Securities and Exchange Commission.

/s/ John Wells
John Wells

Date: July 10, 2024